cm

30

SECURITIES [barcode] ON

04019472

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-38672

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
MAY 28 2004
WASH. D.C.
155 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/03 (MM/DD/YY) AND ENDING 3/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: BB&K Fund Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

950 Tower Lane, Suite 1900
(No. and Street)

Foster City	CA	94404
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara V. Bailey — 650-571-5800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [√] **Certified Public Accountant**
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

OATH OR AFFIRMATION

I, Barbara V. Bailey, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BB&K Fund Services, Inc. (a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") for the year ended March 31, 2004, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Barbara V. Bailey
Signature

5/24/04
Date

Secretary
Title

Subscribed and sworn to before me this 24th day of May 2004

Jacquelyn P. Martin
Notary Public

JACQUELYN P. MARTIN
Commission # 1448148
Notary Public - California
San Mateo County
My Comm. Expires Oct 28, 2007

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)

We have audited the accompanying statement of financial condition of BB&K Fund Services, Inc. (a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") as of March 31, 2004 and the related statements of operations, cash flows and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the books and records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated subsidiary of Bailard, Biehl & Kaiser, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Company as of March 31, 2004 appearing on pages 9 and 10 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

May 24, 2004

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 72,277
PREPAID EXPENSES	20,598
TOTAL ASSETS	$ 92,875
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to Bailard, Biehl & Kaiser, Inc., net	$ 40,936
STOCKHOLDER'S EQUITY:	
Common stock, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	223,500
Accumulated deficit	(171,561)
Total stockholder's equity	51,939
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 92,875

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2004

REVENUE:	
Interest income	$ 298
OPERATING EXPENSES:	
Registration fees	17,208
Legal fees	37,914
Other	11,324
Total	66,446
LOSS BEFORE INCOME TAXES	(66,148)
INCOME TAX BENEFIT	14,970
NET LOSS	$ (51,178)

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED MARCH 31, 2004

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCE, April 1, 2003	600,000	$ 163,500	$ (120,383)	$ 43,117
CAPITAL CONTRIBUTIONS	-	60,000	-	60,000
NET LOSS	-	-	(51,178)	(51,178)
BALANCE, March 31, 2004	600,000	$ 223,500	$ (171,561)	$ 51,939

See notes to financial statements.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (51,178)
Change in certain assets and liabilities:	
Prepaid expenses	(4,444)
Due to Bailard, Biehl & Kaiser, Inc., net	19,522
Net cash used in operating activities	(36,100)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	60,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	23,900
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	48,377
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 72,277

See notes to financial statements.

1. ORGANIZATION

BB&K Fund Services, Inc. (the "Company") was incorporated on September 4, 1987 as a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc. (the "Parent"). Bailard, Biehl & Kaiser, Inc. is a wholly-owned subsidiary of BB&K Holdings, Inc. ("BB&K Holdings".) The Company is organized for the principal purpose of engaging in brokerage activities to facilitate the distribution of the Bailard, Biehl & Kaiser Opportunity Fund Group, Inc. and the Bailard, Biehl & Kaiser Real Estate Investment Trust. The Company is registered as a broker/dealer with the Securities and Exchange Commission, the National Association of Securities Dealers, and various states. The Company has a distribution agreement with the Parent to distribute the Bailard, Biehl & Kaiser Technology Exchange Fund and the Bailard, Biehl & Kaiser Tehachapi funds. The Company does not handle or maintain securities in its physical possession nor does it maintain customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition—Placement fees arise from the sale of limited liability company interests in investment products managed by the Parent and are recognized upon closing of the sale. During the year ended March 31, 2004 the Company did not earn any placement fees.

Income Taxes—Income taxes are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. SFAS 109 requires the recognition of deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax expense is based upon items of income and expense reported in different years in the financial statements and tax returns measured at the tax rate in effect in the year the difference originated. The Company is included in the consolidated income tax return with BB&K Holdings. However, for purposes of financial reporting, the tax provision has been prepared on a separate company basis.

SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, was issued on May 15, 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances), whereas previously, many of these instruments were classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is

effective at the beginning of the first period after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this statement for the first period beginning after December 15, 2003. The Company has determined that as of March 31, 2004, it did not have any financial instruments with characteristics of both liabilities and equity that would require disclosure under SFAS 150.

3. RELATED PARTY TRANSACTIONS

The Parent provides various business services to the Company including the use of office space, equipment and management time. There is currently no agreement between the Company and the Parent relating to the reimbursement by the Company for such expenses incurred and no provision for the cost of such services has been reflected in the accompanying financial statements. Because no such arrangement between the Company and its Parent exists, the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity of the Parent. Certain direct expenses of the Company, such as registration fees and subscriptions, are paid for by the Parent and are reimbursable by the Company and are reflected within statement of financial condition as a liability in Due to Bailard, Biehl & Kaiser, Inc.

4. INCOME TAXES

The income tax benefit consists of the following:

Current:	
Federal	$ 9,922
State	5,048
Total	$ 14,970

The Company's income tax benefit for the year ended March 31, 2004 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate of 15%, primarily due to state taxes of 8.84%.

During the year ended March 31, 2004, the Company recorded a $14,970 income tax benefit and a corresponding amount receivable from its Parent in accordance with the Company's tax sharing agreement with the Parent.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in violation of its requirement to maintain minimum net capital of $5,000 for the period from December 3, 2003 through January 21, 2004. On January 22, 2004, the Parent made a capital contribution to remedy the net capital deficiency. The Parent has committed to maintain the required minimum net capital through additional contributions of capital, if needed. At March 31, 2004, the Company had net capital of $29,895, which was $24,895 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2004

COMPUTATION OF NET CAPITAL:		
Stockholder's equity (from statement of financial condition)		$51,939
Non-allowable assets—prepaid expenses		20,598
Net capital before haircut on securities positions		31,341
Haircuts on securities		1,446
NET CAPITAL		$29,895
AGGREGATE INDEBTEDNESS:		
Total liabilities (from statement of financial condition)		$40,936
COMPUTATION OF NET CAPITAL REQUIREMENT:		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 2,729
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 5,000
Excess net capital (net capital, less net capital requirement)		$24,895
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$25,801
Ratio: Aggregate indebtedness to net capital		1.37 to 1

No material differences exist between the above information and the computation included in the Company's unaudited FOCUS Report filing, as amended on May 13, 2004, as of March 31, 2004.

BB&K FUND SERVICES, INC.
(A Wholly-Owned Subsidiary of Bailard, Biehl & Kaiser, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
MARCH 31, 2004

The Company claims exemption from Rule 15c3-3 under subparagraph (k)(1).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA
Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

May 24, 2004

BB&K Fund Services, Inc.
(a wholly-owned subsidiary of Bailard, Biehl & Kaiser, Inc.)
950 Tower Lane, Suite 1900
Foster City, CA 94404-2131

In planning and performing our audit of the financial statements of BB&K Fund Services, Inc. (a wholly owned subsidiary of Bailard, Biehl & Kaiser, Inc.) (the "Company") for the year ended March 31, 2004 (on which we issued our report dated May 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material inadequacy, as defined by Rule 17a-5(g). This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended March 31, 2004.

> During the year ended March 31, 2004, the Company was not in compliance with the minimum net capital requirements of the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, during the period between December 3, 2003 and January 22, 2004. The Company has instituted corrective action subsequent to January 22, 2004 by establishing procedures to monitor the level of net capital on a continuous basis. Additionally, on January 22, 2004, the Company received a capital contribution from its Parent, which increased the amount of net capital to the required level. The Parent has committed to maintain the required minimum net capital through additional contributions of capital, if needed.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP